# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sinovac Biotech Ltd., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0001615774-18-008663
Filed by CIK 0001750698
Persons authorized to receive notices and communications: Vivo Capital, LLC, 192 Lytton Avenue, Palo Alto, California (CA), 94301, (650) 688-0818; Stephen Blake, Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000; Bryan Jin, Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000

## Reporting persons
- Vivo Capital VIII, LLC (CIK 0001618789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,360,544; sole dispositive power 0; shared dispositive power 1,360,544; aggregate amount beneficially owned 1,360,544 (1.9% of the class)
  Comment: The beneficial ownership reported herein reflects that 1,195,465 of such shares are held by Vivo Capital Fund VIII, L.P. and 165,079 of such shares are held by Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.
  
  The beneficial ownership percentage reported herein is based on 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.
- Vivo Capital IX, LLC (CIK 0001750698): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,539,456; sole dispositive power 0; shared dispositive power 4,539,456; aggregate amount beneficially owned 4,539,456 (6.3% of the class)
  Comment: The beneficial ownership reported herein reflects that such shares are held by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  The beneficial ownership percentage reported herein is based 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Sinovac Biotech Ltd.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2018 by Vivo Capital, LLC with respect to the Common Shares, par value $0.001 per share ("Common Shares") of Sinovac Biotech Ltd. (the "Issuer"), Amendment No. 1 thereto filed by Vivo Capital, LLC and Vivo Capital VIII, LLC on July 20, 2018 and Amendment No. 2 thereto filed by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC on August 27, 2018 (as so amended, the "Schedule 13D"). The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended to (i) state that the voting members of Vivo Capital VIII, LLC are Dr. Frank Kung, Dr. Edgar Engleman, Mr. Shan Fu, Mr. Jack Nielsen and Mr. Michael Chang and the voting members of Vivo Capital IX, LLC are Dr. Frank Kung, Dr. Edgar Engleman, Mr. Shan Fu, Mr. Jack Nielsen, Mr. Michael Chang and Dr. Mahendra Shah, (ii) remove Vivo Capital, LLC as a Reporting Person and (iii) update the address of the principal business office of the Reporting Persons to 192 Lytton Avenue, Palo Alto, CA 94301.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On February 28, 2025, the Issuer announced a new Board of Directors (the "New Board"). The New Board purportedly does not include Mr. Shan Fu, the Reporting Persons' Board designee since July 2, 2018. Mr. Fu has been excluded from the Issuer's Board of Directors, and requests for his inclusion have gone unanswered. The Reporting Persons intend to take necessary actions to restore Mr. Fu to the Board.

The Issuer's announcement also implies that the New Board will take steps to invalidate the July 2, 2018 Private Placement, through which the Reporting Persons acquired the Issuer's common shares and which provided the Issuer with growth capital essential to its subsequent development of the CoronaVac vaccine. The Reporting Persons intend to take necessary actions to protect their shareholdings in the Issuer. To that end, on March 17, 2025, the Reporting Persons initiated an arbitration against the Issuer at the Hong Kong International Arbitration Centre seeking, among other things, a declaration of the validity of the Private Placement. The Reporting Persons anticipate taking additional legal actions as needed to further protect their rights.

The Reporting Persons understand that another shareholder of the Issuer, SAIF Partners IV L.P. ("SAIF"), submitted a requisition to the New Board, dated March 18, 2025, to convene a special shareholders' meeting for the purposes of (i) removing certain directors and (ii) electing certain other director nominees, including Mr. Fu. The Reporting Persons have engaged in preliminary discussions with other shareholders regarding SAIF's proposals. The Reporting Persons intend to vote their shares in favor of such proposals at any special shareholders' meeting that may be scheduled.

Consistent with the above stated intentions, the Reporting Persons will seek to influence management of the Issuer or its Board of Directors with respect to the business and affairs of the Issuer and may from time to time pursue or propose actions to the Issuer, other shareholders or other persons. The Reporting Persons pursuit of such matters relate to or would result in actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, but not limited to, changes in the present board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the issuer, changes in the Issuer's business or corporate structure, changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, and changes that will relate to the listing of the Issuer's securities on a national securities exchange. The Reporting Persons will continue to engage in discussions with other shareholders concerning some or all of such matters, particularly about the New Board and the future of the Issuer.

The filing of this Amendment shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and any other shareholders of the Issuer and their affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of the common shares beneficially owned by other shareholders who may also be advocating for changes to the New Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) are hereby restated to read in their entirety as follows:

The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 3 to Schedule 13D.

As of the date hereof, the Reporting Persons collectively beneficially own an aggregate of 5,900,000 Common Shares representing 8.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 3 to Schedule 13D. See also Item 5(a) above.

## Signatures
- Vivo Capital VIII, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (03/19/2025)
- Vivo Capital IX, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (03/19/2025)